United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SL INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

1825590

(Issuer’s CIK Number)

(CUSIP Number)

Jeffrey S. Levin

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

1 (888) 454-3965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1	NAME OF REPORTING PERSON

North Haven Private Income Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

SCHEDULE 13D

1825590 (Issuer’s CIK Number)

EXPLANATORY NOTE:

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on May 31, 2024, with respect to the shares of common stock, par value $0.001, of the Issuer (“Schedule 13D”). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 15, 2024, pursuant to the terms of the Merger Agreement, the Purchased Shares were cancelled and ceased to exist and no consideration was delivered in exchange therefor.

The responses to Item 5 of this Amendment and to Items 2 and 3 of the Schedule 13D are incorporated into this Item 4 by reference.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

The responses to Item 4 of this Amendment and to Items 2 and 3 of the Schedule 13D are incorporated into this Item 5 by reference.

(a) – (b)

As of the date of this Schedule 13D, none of the Reporting Person or the Scheduled Persons beneficially owned any shares of SLIC Common Stock.

(c) Pursuant to the Merger Agreement, the Purchased Shares were cancelled and ceased to exist and no consideration was delivered in exchange therefor.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) After giving effect to the transactions contemplated by the Merger Agreement, the Reporting Person ceased to be the beneficial owner if more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURES

The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agrees to the filing of this Statement on Schedule 13D.

NORTH HAVEN PRIVATE INCOME FUND LLC

Date: July 15, 2024	By:	/s/ Orit Mizrachi
	Name:	Orit Mizrachi
	Title:	Chief Operating Officer